

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

> **Re:** **Alliance Data Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your letter dated November 29, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 22, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Outlook

LoyaltyOne, page 34

1.      Based on your response to prior comment 2 regarding the impact of the conversion of Bank of Montreal ("BMO") to a non-split fee sponsor, it is our understanding that the run-off from the conversion that has caused a decline in LoyaltyOne results is due to the premium that was also received from BMO. Tell us the amount of the premium

recognized in each reporting period (i.e., quarterly and annually). Please ensure that you clearly disclose the nature of the premium and that you clearly discuss the impact of the conversion.

2.      We note that you state in your response to prior comment 2 that the impact of the change in estimate of your breakage rate required a "cumulative catch up" adjustment. Describe how this "cumulative catch up" adjustment was recognized as revenue. Clarify whether this adjustment impacted the revenue recognized per mile redeemed or whether the adjustment resulted in an increase in the pool of miles to be redeemed (i.e., for the non-BMO collectors). In addition, since you appear to have increased the number of miles expected to be redeemed by non-BMO collectors, explain how you account for miles that go unredeemed, outside of the expected breakage, if any. Tell us whether you recognize revenue for these miles that go unused (e.g., at the end of 42 months).

3.      We note your response to prior comment 3 and are clarifying our comment. Since your AIR MILES Reward Program was impacted by the slowing economy, it no longer appears appropriate to make the statement that the AIR MILES Reward Program tends to be resilient during economic swings. Please consider revising in future filings or advise.

Results of Continuing Operations

Consolidated Operating Results, page 38

4.      You indicate that one of the contributing factors to the increase in finance charges, net was the increase in your gross yield of approximately 200 basis points. Tell us, and consider disclosing in future filings, the underlying drivers causing the increase in your gross yield. Refer to Section III.B.4 of SEC Release No. 33-8350.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney, at (202) 551-3503, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief